Exhibit 99.3

Execution Version

TENDER OFFER AGREEMENT

This Agreement (“Agreement”) is made and entered into as of the 18th day of July 2018, by and among PIMCO California Municipal Income Fund (“PCQ”), PIMCO California Municipal Income Fund II (“PCK”), PIMCO California Municipal Income Fund III (“PZC”), PIMCO Municipal Income Fund (“PMF”), PIMCO Municipal Income Fund II (“PML”), PIMCO Municipal Income Fund III (“PMX”), PIMCO New York Municipal Income Fund (“PNF”), PIMCO New York Municipal Income Fund II (“PNI”), PIMCO New York Municipal Income Fund III (“PYN” and, together with PCQ, PCK, PZC, PMF, PML, PMX, PNF and PNI, each, a “Fund” and, collectively, the “Funds”), Pacific Investment Management Company LLC (“PIMCO” and, together with the Funds, the “Fund Parties”) and Wells Fargo Clearing Services, LLC (“Wells Fargo Clearing”), and WFC Holdings, LLC (“WFC Holdings,” and, together with Wells Fargo Clearing, the “Wells Fargo Parties”).

WHEREAS, the Wells Fargo Parties are substantial holders of auction rate preferred shares issued by the Funds, each a closed-end investment company registered under the Investment Company Act of 1940, as amended, for which PIMCO serves as investment manager (“ARPS”);

WHEREAS, the Wells Fargo Parties have engaged in discussions with the Fund Parties regarding a proposal that each Fund conduct an issuer tender offer for its ARPS (the “Discussions”), and in that connection entered into a letter agreement dated June 15, 2017, and extended January 4, 2018, regarding confidentiality obligations with respect to the discussions (the “Confidentiality Letter Agreement”).

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Tender Offers. With respect to each Fund, subject to satisfaction of Section 2 below, the Fund Parties (each Fund with respect to itself only) agree to conduct a tender offer by each Fund for 100% of its issued and outstanding ARPS at a price equal to 85% of the $25,000 face value (i.e., a tender offer of $21,250 per ARPS share), scheduled to expire as of the close of the New York Stock Exchange on September 11, 2018 (such date, as it may be extended in accordance with the terms of the Tender Offers, the “Expiration Date”), subject only to substantially the same conditions as are set forth in Appendix A hereto (each, a “Tender Offer” and, collectively, the “Tender Offers”), which conditions do not include any minimum level of participation in the Tender Offer by ARPS holders of the Fund. Subject to Section 2(a) and (c) of this Agreement, each Fund (with respect to itself only) hereby agrees that if, as of the Expiration Date of its Tender Offer, all of such conditions are satisfied, it shall accept for payment all ARPS properly tendered pursuant to its Tender Offer.

2. Agreements and Obligations of the Wells Fargo Parties and the Fund Parties.

(a) The Wells Fargo Parties hereby agree and undertake that, with respect to each Fund, they (and/or their affiliates) shall engage in good faith negotiations with the Fund to purchase privately placed preferred securities (the “New Preferred Shares”) to be issued by the Fund with such terms and conditions as are acceptable to the Fund Parties and the Wells Fargo Parties (and/or their affiliates) with an aggregate liquidation preference at least equal to the aggregate liquidation preference of the Fund’s ARPS accepted for purchase in the Fund’s Tender Offer, with such purchase to be completed on or before the date of completion of the Fund’s Tender Offer, it being understood that the Fund’s successful issuance of New Preferred Shares in accordance with the purchase agreement and the Funds’ Bylaws shall be a condition to the completion of the Fund’s Tender Offer (the “New Preferred Share Condition”); provided, however, that the Fund may waive such condition in its sole discretion.

(b) The Wells Fargo Parties hereby agree and undertake that, with respect to each Fund, if a Tender Offer is conducted by the Fund, the Wells Fargo Parties shall tender one-hundred percent (100%) of their holdings in ARPS of the Fund, such that the Wells Fargo Parties would have no holdings in the Fund’s ARPS following completion of the Fund’s Tender Offer.

(c) The Fund Parties hereby agree and undertake that, solely with respect to PNF and PYN, respectively, if such Fund’s ARPS with an aggregate liquidation preference of at least $9 million are not tendered and accepted for purchase by the Fund in accordance with this Agreement, the Fund will waive the New Preferred Share Condition with respect to such Fund’s Tender Offer and the Wells Fargo Parties (and/or their affiliates) will be under no obligation to purchase any New Preferred Shares from such Fund.

3. Release of Any Claims; Covenants Not to Sue.

(a) Subject to and upon completion of the Tender Offers, each of the Wells Fargo Parties, on behalf of itself, its heirs, beneficiaries, administrators, personal representatives, successors, assigns, parents, subsidiaries, shareholders, affiliates, and predecessors, as applicable, in exchange for the agreements and other consideration in this Agreement, (i) does hereby compromise, settle, and absolutely, unconditionally, and fully release and forever discharge each of the Fund Parties and their current and former respective successors, subsidiaries, affiliates, employees, officers, directors, trustees, managers, investors and shareholders, and each of their respective attorneys, administrators, personal representatives, insurers and assigns (together, the “Released Fund Parties”) of and from any and all claims, demands, debts, liens, obligations, fees and expenses, harm, injuries, liabilities, cause or causes of action, whether known or unknown, claimed or alleged, asserted or unasserted, either at law or in equity, whether statutory, in contract or in tort, of any kind or character which it has, or owns, or may now or in the future have or own for any claims arising out of or relating in any way to the Discussions, the Tender Offer or the Wells Fargo Parties’ acquisition of, transactions in, ownership of or holdings in the Funds’ ARPS and (ii) acknowledges and agrees that it will not now or in the future bring any claim, action, lawsuit, arbitration proceeding or other form of action against any of the Released Fund Parties, directly or indirectly, arising out of or in any way connected with any claim or potential claim released under this Agreement as referenced in sub-paragraph 3(a)(i) above, and that this Agreement is a bar to any such claim, action, lawsuit, proceeding or other form of action.

(b) Subject to and upon completion of the Tender Offers, each of the Fund Parties, on behalf of itself, its heirs, beneficiaries, administrators, personal representatives, successors, assigns, parents, subsidiaries, shareholders, affiliates, and predecessors, as applicable, in exchange for the agreements and other consideration in this Agreement, (i) does hereby compromise, settle, and absolutely, unconditionally, and fully release and forever discharge each of the Wells Fargo Parties and their current and former respective successors, subsidiaries, affiliates, employees, officers, directors, trustees, managers, investors and shareholders, and each of their respective attorneys, administrators, personal representatives, insurers and assigns (together, the “Released Wells Fargo Parties”) of and from any and all claims, demands, debts, liens, obligations, fees and expenses, harm, injuries, liabilities, cause or causes of action, whether known or unknown, claimed or alleged, asserted or unasserted, either at law or in equity, whether statutory, in contract or in tort, of any kind or character which it has, or owns, or may now or in the future have or own for any claims arising out of or relating in any way to the Discussions, the Tender Offers or the Wells Fargo Parties’ acquisition of, transactions in, ownership of or holdings in the Funds’ ARPS and (ii) acknowledges and agrees that it will not now or in the future bring any claim, action, lawsuit, arbitration proceeding or other form of action against any of the Released Wells Fargo Parties, directly or indirectly, arising out of or in any way connected with any claim or potential claim released under this Agreement as referenced in sub-paragraph 3(b)(i) above, and that this Agreement is a bar to any such claim, action, lawsuit, proceeding or other form of action.

(c) The Wells Fargo Parties and the Fund Parties acknowledge and agree that the releases and covenants provided in this Section 3 are in no way an admission or acknowledgment of any liabilities, claims or causes of action that one party may have against the other.

(d) The provisions of Section 3(a) and Section 3(b) shall not be deemed to preclude any claim by any party hereto alleging a breach of the terms of this Agreement.

4. Injunctive Relief. Each party acknowledges that a breach of its obligations under this Agreement may result in irreparable harm to the other party for which monetary damages may not be sufficient. Each party hereto agrees that, in the event of a breach or threatened breach by the other party of its obligations under this Agreement, the non-breaching party shall be entitled, in addition to its other rights and remedies hereunder or at law, to seek injunctive or other equitable relief, and such further relief as may be proper from a court of competent jurisdiction, including specific performance of the obligations set forth in Section 2 of this Agreement.

5. Confidentiality. The Wells Fargo Parties and the Fund Parties hereby agree to and do hereby extend the term of the Confidentiality Letter Agreement and their respective obligations thereunder in accordance with Section 6 hereof; provided that the Fund Parties may disclose the subject matter of the Tender Offers to third parties, including to other holders of the Funds’ ARPS and to service providers and agents who may be engaged to assist in conducting the Tender Offers, before the Tender Offers are publicly announced. For the avoidance of doubt, the Wells Fargo Parties acknowledge that each Fund will be required to file a copy of this Agreement with its Form TO filings in connection with its Tender Offer.

6. Term. This Agreement shall terminate on the earlier of (i) the close of the New York Stock Exchange on the business day next following the Expiration Date, if the Funds have not accepted validly tendered ARPS for purchase pursuant to the Tender Offers by such time and (ii) the date of completion of the Tender Offers. In the case of termination of this Agreement pursuant to Section 6(i), all provisions of this Agreement shall terminate and have no further force or effect upon such termination, except that the confidentiality obligations of the parties under Section 5 hereof and the Confidentiality Letter Agreement shall survive the termination of this Agreement for a period of three years from the date of this Agreement. In the case of termination of this Agreement pursuant to Section 6(ii), the obligations of the parties under Sections 1, 2, 3, 4 and 5 hereof shall survive the termination of this Agreement.

7. Miscellaneous.

(a) Notices. Any notices or other communications required or permitted hereunder will be deemed to have been properly given and delivered if in writing by such party or its legal representative and delivered personally or sent by facsimile, e-mail or other electronic communication, or by a nationally recognized overnight courier service guaranteeing overnight delivery, addressed as follows:

If to the Wells Fargo Parties:	Wells Fargo Clearing Services, LLC
One North Jefferson Avenue
St. Louis, MO 63103
Attn: David W. Jacus
E-mail: david.jacus@wfadvisors.com
Facsimile: 314-875-8851

and

WFC Holdings, LLC 45 Fremont St.
MAC A0194-290
San Francisco, CA 94105-2204
Attn: Arthur Evans
E-mail: evansart@wellsfargo.com

With a copy to:

Wells Fargo Legal Department 800 Walnut Street
MAC F0001-09A
Des Moines, IA 50309-3605
Attn: James Steinberg
E-mail: james.w.steinberg@wellsfargo.com

If to PIMCO:	Pacific Investment Management Company LLC
1633 Broadway
New York, NY 10019
Attn: Joshua Ratner
E-mail: josh.ratner@pimco.com
Facsimile: 949-597-1358

If to a Fund:	[Fund name]

c/o Pacific Investment Management Company LLC 1633 Broadway
New York, NY 10019
Attn: Joshua Ratner
E-mail: josh.ratner@pimco.com
Facsimile: 949-597-1358

(b) No Assignment; Binding Effect. No Party shall assign this Agreement or its rights hereunder without the express written consent of the other parties. This Agreement is binding upon and inures to the benefit of the Parties hereto and their respective heirs, legal representatives, executors, administrators, successors and assigns.

(c) Agreement Separable. If any provision hereof is for any reason unenforceable or inapplicable, the other provisions hereof will remain in full force and effect in the same manner as if such unenforceable or inapplicable provision had never been contained herein. This Agreement will not be binding on the parties unless and until it is approved on behalf of each Fund by action of its Board of Trustees (the “Board”). In that regard PIMCO, in its capacity as investment manager for the Funds, will recommend that the Board approve this Agreement.

(d) Counterparts. This Agreement may be executed in any number of counterparts, each of which will, for all purposes, be deemed to be an original. Facsimile or electronic signatures shall have the same force and effect as executed originals.

(e) Governing Law. This Agreement is governed by the laws of the State of New York, without regard to the principles of conflicts of laws or choice of laws of any state or commonwealth. Each party submits to the exclusive jurisdiction of, and acknowledges the propriety of venue in the United States District Court for the Southern District of New York sitting in New York County, New York, and its appellate courts, as well as any Courts of the State of New York sitting in New York County, New York, and the appellate courts thereof. To the extent not prohibited by applicable law that cannot be waived, the parties hereby waive, and covenant that they will not assert (whether as plaintiff, defendant or otherwise), any right to trial by jury in any action arising in whole or in part under or in connection with this Agreement, whether now existing or hereafter arising, and whether sounding in contract, tort or otherwise. The parties agree that any of them may file a copy of this Section 7(e) with any court as written evidence of the knowing, voluntary and bargained-for agreement between the parties each irrevocably to waive its right to trial by jury in any proceeding whatsoever between them relating to this Agreement, which will instead be tried in a court of competent jurisdiction by a judge sitting without a jury.

(f) Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the matters set forth herein, and there are no other covenants, agreements, promises, terms and provisions, conditions, undertakings or understandings, either oral or written, between them other than those herein set forth. No subsequent alteration, amendment, change, deletion or addition to this Agreement shall be binding upon the parties unless in writing and signed by the parties.

(g) Further Assurances. Each party covenants, on behalf of itself and its successors and assigns, to take all actions and do all things, and to promptly and duly execute, acknowledge and deliver any and all such further instruments and documents necessary or proper to achieve the purposes and objectives of this Agreement.

(h) Massachusetts Business Trust Matters. A copy of the Agreement and Declaration of Trust of each Fund is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of each Fund as Trustees and not individually and that the obligations of each Fund under this instrument are not binding upon any of the Trustees, officers or shareholders of the Fund individually, but are binding only upon the assets and property of the Fund.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above, and each party represents and acknowledges that it possesses the requisite authority to execute this Agreement.

Each Fund Listed on Appendix B hereto

(with respect to each Fund, severally and

neither jointly nor jointly and severally with

any other Fund)

By:	/s/ Trent Walker

Title:	Treasurer

Date:	7/18/2018

Pacific Investment Management Company LLC

By:	/s/ Peter Strelow

Title:	Co-COO

Date:	7/18/2018

Wells Fargo Clearing Services, LLC

By:	/s/ David W. Jacus

Title:	SPV / Director of Rates Trading

Date:	7/18/2018

WFC Holdings, LLC

By:	/s/ Arthur C. Evans

Title:	Managing Director

Date:	7/18/2018

APPENDIX A

TENDER OFFER CONDITIONS:

It is a condition of each Fund’s tender offer that each Fund cannot accept tenders or effect repurchases, unless otherwise determined by the Fund’s Board and subject to Section 2(a) and (c) of this Agreement, if: (1) the Fund is unable to issue privately placed new preferred shares (the “New Preferred Shares”) in an amount at least equal to the aggregate liquidation preference of the ARPS accepted in the tender offer on or before the date of completion of the tender offer; (2) such transactions, if consummated, would (a) result in delisting of the Fund’s common shares from the New York Stock Exchange; (b) impair the Fund’s status as a regulated investment company under the Internal Revenue Code of 1986 (which would make the Fund subject to federal income tax on all of its net income and gains in addition to the taxation of shareholders who receive distributions from the Fund); or (c) result in a failure of the Fund to comply with any applicable asset coverage requirements in the event any senior securities are issued and outstanding; (3) there shall be instituted or pending before any governmental entity or court any action, proceeding, application or claim, or any judgment, order or injunction sought, or any other action taken by any person or entity, which (a) restrains, prohibits or materially delays the making or consummation of the tender offer; (b) challenges the acquisition by the Fund of ARPS pursuant to the tender offer or the Board’s fulfillment of its fiduciary obligations in connection with the tender offer; (c) seeks to obtain any material amount of damages in connection with the tender offer; or (d) otherwise directly or indirectly materially adversely affects the tender offer or the Fund; (4) there is any (a) suspension of or limitation on prices for trading securities generally on the New York Stock Exchange or other national securities exchange(s); (b) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State; or (c) limitation affecting the Fund or the issuers of its portfolio securities imposed by federal or state authorities on the extension of credit by lending institutions.

APPENDIX B

PIMCO California Municipal Income Fund

PIMCO California Municipal Income Fund II

PIMCO California Municipal Income Fund III

PIMCO Municipal Income Fund

PIMCO Municipal Income Fund II

PIMCO Municipal Income Fund III

PIMCO New York Municipal Income Fund

PIMCO New York Municipal Income Fund II

PIMCO New York Municipal Income Fund III